Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
March 31, 2015
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,885
Affiliates	966
Total operating revenues	3,851
Operating expenses:
Wholesale transmission service	770
Operation and maintenance	718
Depreciation and amortization	858
Provision in lieu of income taxes	275
Taxes other than amounts related to income taxes	441
Total operating expenses	3,062
Operating income	789
Other income and deductions:
Other income	11
Other deductions	16
Nonoperating provision in lieu of income taxes	(4)
Interest income	2
Interest expense and related charges	346
Net income	$444